Aff 12-10

02053098

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

UFB 6-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Boston Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Old Bedford Road, Lincoln North
(No. and Street)

Lincoln, Massachusetts 01773
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol A. Higgins, Clerk 781-259-1144
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Naffah and Company, P.C.
(Name – *if individual, state last, first, middle name*)

401 Andover Street North Andover, MA 01845
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 13 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 26 2002
WASH, D.C.
155

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick Marius, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Boston Capital Corporation, as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Susan Marie Cromwell
Notary Public
My Commission Expires
October 18, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. No inadequacies were noted.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. BOSTON CAPITAL CORPORATION

(A Wholly-Owned Subsidiary of
U.S. Boston Corporation)

FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

U.S. BOSTON CAPITAL CORPORATION
(A Wholly-Owned Subsidiary Of U.S. Boston Corporation)

TABLE OF CONTENTS

	PAGE NO.
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Loss	3
Statement of Changes in Stockholder's Equity	4
Statement of Changes in Subordinated Borrowings	5
Statement of Cash Flows	6
Notes to the Financial Statements	7 - 9
Supporting Schedules	
I. Computation of Net Capital, Aggregate Indebtedness, Basic Net Capital Requirement Pursuant to Rule 15c3-1	10
II. Reconciliation with Company's Computation of Net Capital Pursuant to Rule 17a-5(d)(4)	11
III. Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3	12
IV. Information Relating to the Possession or Control Requirements Under Rule 15c3-3	13

NAFFAH & COMPANY P.C.
Certified Public Accountants and Consultants
401 Andover Street • North Andover, MA 01845

Douglas L. Naffah, C.P.A.
Mary Ellin Costello, C.P.A.
Marilyn A. Censullo, C.P.A.

Tel: 978.685.8540
Fax: 978.685.8740

October 18, 2002

To the Board of Directors
U.S. Boston Capital Corporation
55 Old Bedford Road
Lincoln North
Lincoln, MA 01773

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of U.S. Boston Capital Corporation (A Wholly-Owned Subsidiary of U.S. Boston Corporation) as of September 30, 2002 and the related statements of loss, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Boston Capital Corporation as of September 30, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supporting schedules I, II, III, and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Naffah and Company P.C.

U.S. BOSTON CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of U.S. Boston Corporation)

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED SEPTEMBER 30, 2002

ASSETS

Cash	$ 127,291
Notes receivable	170,000
Commission receivable	63,867
Security deposit	10,000
Prepaid expenses	4,124
Exchange membership, at cost	50
TOTAL ASSETS	$ 375,332

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Payable to affiliates	$ 63,867
Accounts payable	85
Accrued income taxes	456
Total Liabilities	64,408
SUBORDINATED DEBT	170,000
STOCKHOLDER'S EQUITY	
Common stock - $.10 par value; 150,000 shares authorized, issued and outstanding	15,000
Additional paid-in capital	38,730
Retained earnings	87,194
Total Stockholder's Equity	140,924
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 375,332

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of U.S. Boston Corporation)

STATEMENT OF LOSS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

REVENUES	
Commissions and service fees	$2,126,249
Interest income	4,375
Total Revenues	2,130,624
EXPENSES	
Commission expense	2,126,249
Operating expenses	4,602
Total Expenses	2,130,851
LOSS BEFORE PROVISION FOR TAXES	(227)
PROVISION FOR TAXES	
Federal	-
State	706
Total Provision for Taxes	706
NET LOSS	$ (933)

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of U.S. Boston Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2002

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance - September 30, 2001	$ 15,000	$ 38,411	$ 88,127	$ 141,538
Consolidated tax benefit		319		319
Net Loss - 2002	-	-	(933)	(933)
Balance - September 30, 2002	$ 15,000	$ 38,730	$ 87,194	$ 140,924

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of U.S. Boston Corporation)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Subordinated borrowings at September 30, 2001	$170,000
Increases	-
Decreases	-
Subordinated borrowings at September 30, 2002	$170,000

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of U.S. Boston Corporation)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (933)
Adjustments to reconcile net income to	
net cash used in operating activities	
(Increase) decrease in operating assets	
Commissions receivable	7,266
Prepaid expenses	(1,735)
Interest and other receivable	683
Increase (decrease) in operating liabilities	
Payable to affiliates	(7,237)
Accounts payable	(279)
Accrued income taxes	-
Net Cash Used in Operating Activities	(2,235)
CASH - BEGINNING OF YEAR	129,526
CASH - END OF YEAR	$127,291
Supplemental schedules of cash flows information:	
Cash paid during the year for income taxes	$ 1,025

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

1. ORGANIZATION AND NATURE OF BUSINESS

U.S. Boston Capital Corporation (the Company) is a wholly owned subsidiary of U.S. Boston Corporation (the Parent). The Company is a Securities Broker/Dealer and has its principal office and place of business in Lincoln, Massachusetts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its accounting records on the accrual method of accounting whereby revenue is recorded when it is earned and expenses are recorded as they are incurred.

Cash

Cash at September 30, 2002 includes $125,000 in a certificate of deposit with a high credit quality financial institution, earning interest at a rate of 3.50% per annum. The term of the certificate was for 12 months, maturing on October 1, 2002. The certificate was renewed on October 1, 2002 for an additional 12 months at a rate of 2.35% per annum.

In addition to the certificate of deposit, the Company also maintains cash accounts with another high credit quality, Boston-based bank, the daily balances of which, at times, may be in excess of FDIC insurance limits.

For the purpose of the Statement of Cash Flows, the Company has defined cash as cash in banks and certificates of deposit with maturities of less than ninety days.

Commissions Receivable

There is no allowance for doubtful accounts at September 30, 2002. All receivables are considered collectible.

Security Deposit

A non-interest bearing financial deposit has been placed with a Boston-based securities clearing broker.

Prepaid Expenses

Certain expenses are routinely paid which cover more than one fiscal period. At September 30, 2002, prepaid expenses consisted of various insurance premiums and regulatory fees.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON"T)

Income Taxes

The Company files a consolidated tax return with its parent corporation. Consolidated tax expense is allocated using the separate return method. Under this method, taxes are reported in the financial statements for a subsidiary as if it filed a separate return. The difference between taxes calculated using this method and those actually due per the return is classified as Additional Paid-In Capital.

Taxes payable consisted of the following at September 30, 2002:

Federal	$ -
State	456
Total	$ 456

Temporary differences between financial statements and income tax reporting are immaterial, therefore there is no provision for deferred taxes.

3. RELATED PARTY TRANSACTIONS

The Company transacts business with three affiliated companies. The business dealings are not necessarily carried out on an arm's-length basis. Related party transactions occurring during the year ended September 30, 2002 are as follows:

Office space, equipment, personnel and other operating expenses are provided to the Company by an affiliate at no charge. Accordingly, the costs of such services are not reflected in the accompanying financial statements.

Substantially all commission revenue is disbursed to affiliated companies and is recorded as commission expense on the Statement of Income. Commission expense to an affiliated company for the year ended September 30, 2002 was $2,108,273, of which $63,867 is included in Payable to Affiliate in the Statement of Financial Condition.

4. NOTES RECEIVABLE

Notes receivable at September 30, 2002, consists of two secured non-interest bearing demand notes with two officers of the Company dated February 5, 1999. The notes are secured by certain securities pledged as collateral. The notes are security for the secured demand note collateral agreements disclosed in Note 5 of these financial statements.

5. SUBORDINATED DEBT

The borrowings under subordination agreements at September 30, 2002 are as follows:

Two secured non-interest bearing demand note collateral agreements, dated November 6, 1998, as amended, with two officers of the Company, payable on February 5, 2004. These notes are secured by the demand notes receivable disclosed in Note 4 of these financial statements.	$ 170,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, however, at September 30, 2002, the Company had net capital of $304,875 and its ratio of aggregate indebtedness to net capital was 0.21 to 1.

Part II of the most recent Focus Report of U.S. Boston Capital Corporation on Form X-17a-5 is available for examination or copying at the Boston regional office of the Securities and Exchange Commission or at the office of the Company, 55 Old Bedford Road, Lincoln North, Lincoln Massachusetts 01773.

U.S. BOSTON CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of U.S. Boston Corporation)

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS BASIC NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-1 SEPTEMBER 30, 2002

Total stockholder's equity	$ 140,924
Add subordinated liabilities to claims of general creditors allowable in computation of net capital	170,000
Total capital and allowable subordinated liabilities	310,924
Less non-allowable assets -	
Prepaid expenses	4,124
Exchange membership	50
	4,174
Haircuts on securities	
Certificate of deposit	1,875
Total adjustments	6,049
Net capital	$ 304,875
Aggregate indebtedness	$ 64,408
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 4,293
Minimum dollar net capital requirement of reporting broker/dealer	$ 250,000
Excess net capital	$ 54,875
Excess net capital at 1,000%	$ 298,434
Ratio: Aggregate indebtedness to net capital	0.21 to 1

See accountants' report.

U.S. BOSTON CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of U.S. Boston Corporation)

RECONCILIATION WITH COMPANY'S COMPUTATION OF
NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)
SEPTEMBER 30, 2002

Net Capital of $304,875 does not differ from the amount reported by U.S. Boston Capital Corporation in Part II of the Focus Report on Form X-17a-5 at September 30, 2002.

U.S. BOSTON CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of U.S. Boston Corporation)

COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS UNDER
EXHIBIT A RULE 15c3-3
SEPTEMBER 30, 2002

Total Credit Items	$ -
Total Debit Items	-
Revenue Computation	
Excess of total debits over total credits	-
Required Deposit	None

There are no differences from the above computation and the Company's computation reported in Part II of the Focus Report on Form X-17a-5 as of September 30, 2002.

U.S. BOSTON CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of U.S. Boston Corporation)

INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3
SEPTEMBER 30, 2002

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control has been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -
A. Number of items	-

See accountants' report.

U. S. BOSTON CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of
U.S. Boston Corporation)

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

NAFFAH & COMPANY P.C.
Certified Public Accountants and Consultants
401 Andover Street • North Andover, MA 01845

Douglas L. Naffah, C.P.A.
Mary Ellin Costello, C.P.A.
Marilyn A. Censullo, C.P.A.

Tel: 978.685.8540
Fax: 978.685.8740

October 18, 2002

To the Board of Directors
U.S. Boston Capital Corporation
55 Old Bedford Road
Lincoln North
Lincoln, MA 01773

Report on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of U. S. Boston Capital Corporation, a wholly owned subsidiary of U. S. Boston Corporation, (the Company), for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control activities, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Boston Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raffa & Company, P.C.